THE PHOENIX EDGE SERIES FUND

Amendment dated November 5, 2010

to the Agreement and Declaration of Trust

Article I, Section 1.1 of the Agreement and Declaration of Trust of The Phoenix Edge Series Fund is amended to read as follows (additions are underscored and deletions are struck-through, with the exception of captions which are underlined though not amended):

SECTION 1.1 NAME. This Trust shall be known as “Virtus Variable Insurance Trust” and the Trustees shall conduct the business of the Trust under that name or such other name as they may from time to time determine.

IN WITNESS WHEREOF, the undersigned officer, pursuant to Article VII, Section 7.3 of the Agreement and Declaration of Trust of The Phoenix Edge Series Fund and upon the authority granted by a vote of all of the Trustees of The Phoenix Edge Series Fund, has executed this instrument as of the 5th day of November, 2010.

By: /s/ W. Patrick Bradley

Name: W. Patrick Bradley

Title: CFO & Treasurer